40 - 33

Branch 18
811- 7758

AIM
INVESTMENTS

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

August 11, 2004

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by A I M Management Group Inc., AIM Investment Services, Inc., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), INVESCO Funds Group, Inc., and the following persons:

Robert H. Graham
Mark H. Williamson
Frank S. Bayley
Bruce L. Crockett
Albert R. Dowden
Edward K. Dunn, Jr.
Jack M. Fields
Carl Frischling
Prema Mathai-Davis
Lewis F. Pennock
Ruth H. Quigley
Louis S. Sklar
AIM Aggressive Growth Fund
AIM Asia Pacific Growth Fund
AIM Balanced Fund
AIM Basic Value Fund
AIM Blue Chip Fund
AIM Capital Development Fund
AIM Charter Fund
AIM Constellation Fund
AIM Dent Demographic Trends Fund
AIM Developing Markets Fund
AIM Diversified Dividend Fund
AIM Emerging Growth Fund
AIM European Growth Fund
AIM European Small Company Fund
AIM Floating Rate Fund
AIM Aggressive Growth Fund
AIM Global Equity Fund
AIM Global Growth Fund
AIM Global Healthcare Fund
AIM Global Value Fund
AIM High Income Municipal Fund
AIM High Yield Fund
AIM Income Fund
AIM Intermediate Government Fund
AIM International Emerging Growth Fund
AIM International Growth Fund
AIM Large Cap Basic Value Fund
AIM Large Cap Growth Fund
AIM Libra Fund
AIM Limited Maturity Treasury Fund
AIM Mid Cap Basic Value Fund
AIM Mid Cap Core Equity Fund
AIM Mid Cap Growth Fund
AIM Municipal Bond Fund
AIM Opportunities I Fund
AIM Opportunities II Fund
AIM Opportunities III Fund
AIM Premier Equity Fund
AIM Real Estate Fund
AIM Select Equity Fund
AIM Short Term Bond Fund
AIM Small Cap Equity Fund
AIM Small Cap Growth Fund
AIM Tax-Free Intermediate Fund
AIM Total Return Bond Fund
AIM Trimark Endeavor Fund

AIM Trimark Fund
AIM Trimark Small Companies Fund
AIM Weingarten Fund
INVESCO Advantage Health Sciences Fund
INVESCO Core Equity Fund
INVESCO Dynamics Fund
INVESCO Energy Fund
INVESCO Financial Services Fund
INVESCO Gold & Precious Metals Fund
INVESCO Health Sciences Fund
INVESCO International Core Equity Fund
INVESCO Leisure Fund
INVESCO Mid-Cap Growth Fund
INVESCO Multi-Sector Fund
INVESCO S&P 500 Index Fund
INVESCO Small Company Growth Fund
INVESCO Technology Fund
INVESCO Total Return Fund
INVESCO Utilities Fund

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of A I M Management Group Inc., AIM Investment Services, Inc., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), INVESCO Funds Group, Inc., and the following persons, a copy of an **Agreed Stipulation for Extension of Time for Defendants Robert H. Graham and Mark H. Williamson to Respond to Original Complaint** (as ordered by U.S. District Judge) and **Agreed Stipulation for Extension of Time for Nominal Defendants AIM/INVESCO Funds to Respond to Original Complaint** in *Joy D. Beasley, et al. v. A I M Management Group, Inc., et al.*

Robert H. Graham
Mark H. Williamson
Frank S. Bayley
Bruce L. Crockett
Albert R. Dowden
Edward K. Dunn, Jr.
Jack M. Fields
Carl Frischling
Prema Mathai-Davis
Lewis F. Pennock
Ruth H. Quigley
Louis S. Sklar
AIM Aggressive Growth Fund
AIM Asia Pacific Growth Fund
AIM Balanced Fund
AIM Basic Value Fund
AIM Blue Chip Fund
AIM Capital Development Fund
AIM Charter Fund
AIM Constellation Fund
AIM Dent Demographic Trends Fund
AIM Developing Markets Fund
AIM Diversified Dividend Fund
AIM Emerging Growth Fund
AIM European Growth Fund
AIM European Small Company Fund
AIM Floating Rate Fund
AIM Aggressive Growth Fund
AIM Global Equity Fund
AIM Global Growth Fund
AIM Global Healthcare Fund
AIM Global Value Fund
AIM High Income Municipal Fund
AIM High Yield Fund
AIM Income Fund
AIM Intermediate Government Fund
AIM International Emerging Growth Fund
AIM International Growth Fund
AIM Large Cap Basic Value Fund
AIM Large Cap Growth Fund
AIM Libra Fund
AIM Limited Maturity Treasury Fund
AIM Mid Cap Basic Value Fund
AIM Mid Cap Core Equity Fund
AIM Mid Cap Growth Fund
AIM Municipal Bond Fund
AIM Opportunities I Fund
AIM Opportunities II Fund
AIM Opportunities III Fund
AIM Premier Equity Fund

AIM Real Estate Fund
AIM Select Equity Fund
AIM Short Term Bond Fund
AIM Small Cap Equity Fund
AIM Small Cap Growth Fund
AIM Tax-Free Intermediate Fund
AIM Total Return Bond Fund
AIM Trimark Endeavor Fund
AIM Trimark Fund
AIM Trimark Small Companies Fund
INVESCO Leisure Fund
INVESCO Mid-Cap Growth Fund
INVESCO Multi-Sector Fund
INVESCO S&P 500 Index Fund
INVESCO Small Company Growth Fund
INVESCO Technology Fund
INVESCO Total Return Fund
INVESCO Utilities Fund
AIM Weingarten Fund
INVESCO Advantage HealthSciences Fund
INVESCO Core Equity Fund
INVESCO Dynamics Fund
INVESCO Energy Fund
INVESCO Financial Services Fund
INVESCO Gold & Precious Metals Fund
INVESCO Health Sciences Fund
INVESCO International Core Equity Fund

Sincerely,

Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James H. Perry, SEC – Fort Worth

United States District Court
Southern District of Texas
Houston Division

Joy D. Beasley, and Sheila McDaid, individually and on behalf of all others similarly situated, Plaintiffs, -against- A I M Management Group, Inc., et al., Defendants.	Civil Action H-04-2589

Agreed Stipulation for Extension of Time for Defendants Robert H. Graham and Mark H. Williamson to Respond to Original Complaint

IT IS HEREBY STIPULATED AND AGREED, by and between the undersigned counsel for the parties, that:

1. Defendants Robert H. Graham and Mark H. Williamson (the "Defendants") in the above-captioned action (the "Action") shall not be required to answer or to otherwise respond to, and are hereby expressly relieved from answering or otherwise responding to, the complaint in the Action, except as described below.

2. Whereas Plaintiffs anticipate filing an amended complaint, the Defendants shall not be required to move, answer or otherwise respond to the amended complaint until forty-five (45) days after the service of the amended complaint.

5

Steven J. Mitby

Steven J. Mitby
Susman Godfrey LLP
1000 Louisiana, Ste 5100
Houston, Texas 77002-5096
Tel. (713) 651-9366
Fax (713) 654-6666

Steven G. Schulman
Janine L. Pollack
Kim E. Levy
Milberg Weiss Bershad & Schulman LLP
One Pennsylvania Plaza
New York, New York 10119
Tel. (212) 594-5300
Fax (212) 868-1229

Counsel for Plaintiffs

Daniel A. Pollack
Martin I. Kaminsky
Edward T. McDermott
Anthony Zaccaria
Pollack & Kaminsky
114 West 47th Street, Ste 1900
New York, New York 10036

Counsel for Defendants
Robert H. Graham
and Mark H. Williamson

So Ordered:

United States District Judge   Aug. 9, 2004

United States District Court
Southern District of Texas
Houston Division

Joy D. Beasley, and Sheila McDaid, individually and on behalf of all others similarly situated, Plaintiffs, -against- A I M Management Group, Inc., et al., Defendants.	Civil Action H-04-2589

Agreed Stipulation for Extension of Time for Nominal Defendants AIM/INVESCO Funds <u>to Respond to Original Complaint</u>

IT IS HEREBY STIPULATED AND AGREED, by and between the undersigned counsel for the parties, that:

1. Nominal Defendants AIM/INVESCO Funds, which are described on attached lists, shall not be required to answer or to otherwise respond to, and are hereby expressly relieved from answering or otherwise responding to, the complaint in the Action, except as described below.

2. Whereas Plaintiffs anticipate filing an amended complaint, the AIM/INVESCO Funds shall not be required to move, answer or otherwise respond to the amended complaint until forty-five (45) days after the service of the amended complaint.

Steven J. Mitby
Susman Godfrey LLP
1000 Louisiana, Ste 5100
Houston, Texas 77002-5096
Tel. (713) 651-9366
Fax (713) 654-6666

Steven G. Schulman
Janine L. Pollack
Kim E. Levy
Milberg Weiss Bershad & Schulman LLP
One Pennsylvania Plaza
New York, New York 10119
Tel. (212) 594-5300
Fax (212) 868-1229

Counsel for Plaintiffs

Daniel A. Pollack
Martin I. Kaminsky
Edward T. McDermott
Anthony Zaccaria
Pollack & Kaminsky
114 West 47th Street, Ste 1900
New York, New York 10036

Counsel for AIM/INVESCO Funds

So Ordered:

____
United States District Judge

Defendants to be served at: 11 Greenway Plaza, Suite 100
Houston, TX 77046

AIM Aggressive Growth Fund, AIM Asia Pacific Growth Fund, AIM Balanced Fund, AIM Basic Balanced Fund, AIM Basic Value Fund, AIM Blue Chip Fund, AIM Capital Development Fund, AIM Charter Fund, AIM Constellation Fund, AIM Dent Demographic Trends Fund, AIM Developing Markets Fund, AIM Diversified Dividend Fund, AIM Emerging Growth Fund, AIM European Growth Fund, AIM European Small Company Fund, AIM Floating Rate Fund, AIM Global Aggressive Growth Fund, AIM Global Equity Fund, AIM Global Growth Fund, AIM Global Health Care Fund, AIM Global Value Fund, AIM High Income Municipal Fund, AIM High Yield Fund, AIM Income Fund, AIM Intermediate Government Fund, AIM International Emerging Growth Fund, AIM International Growth Fund, AIM Large Cap Basic Value Fund, AIM Large Cap Growth Fund, AIM Libra Fund, AIM Limited Maturity Treasury Fund, AIM Mid Cap Basic Value Fund, AIM Mid Cap Core Equity Fund, AIM Mid Cap Growth Fund, AIM Municipal Bond Fund, AIM Opportunities I Fund, AIM Opportunities II Fund, AIM Opportunities III Fund, AIM Premier Equity Fund, AIM Real Estate Fund, AIM Select Equity Fund, AIM Short Term Bond Fund, AIM Small Cap Equity Fund, AIM Small Cap Growth Fund, AIM Tax-Free Intermediate Fund, AIM Total Return Bond Fund, AIM Trimark Endeavor Fund, AIM Trimark Fund, AIM Trimark Small Companies Fund, AIM Weingarten Fund

Defendants to be served at: 7800 E. Union Avenue, Suite 800
Denver, CO 80237

INVESCO Advantage Health Sciences Fund, INVESCO Core Equity Fund, INVESCO Dynamics Fund, INVESCO Energy Fund, INVESCO Financial Services Fund, INVESCO Gold & Precious Metals Fund, INVESCO Health Sciences Fund, INVESCO International Core Equity Fund, INVESCO Leisure Fund, INVESCO Mid-Cap Growth Fund, INVESCO Multi-Sector Fund, INVESCO S&P 500 Index Fund, INVESCO Small Company Growth Fund, INVESCO Technology Fund, INVESCO Total Return Fund, INVESCO Utilities Fund